UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 15, 2022

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

BHP GROUP PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NOVA SOUTH, 160 VICTORIA STREET

LONDON, SW1E 5LB

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

15 February 2022

To:	Australia Securities Exchange

New York Stock Exchange

RESULTS PRESENTATION FOR THE HALF YEAR ENDED 31 DECEMBER 2021

Attached are the presentation slides for BHP’s HY2022 Results Presentation by the Chief Executive Officer and Chief Financial Officer.

A video of this presentation can be accessed at: https://www.bhp.com/investors/financial-results-operational-reviews/2022-financial-results-and-operational-reviews

Authorised for lodgement by:

Stefanie Wilkinson

Group Company Secretary

+61 417 257 174

Media Relations	Investor Relations

Email: media.relations@bhp.com	Email: investor.relations@bhp.com

Australia and Asia	Australia and Asia

Gabrielle Notley	Dinesh Bishop
Tel: +61 3 9609 3830 Mobile: +61 411 071 715	Mobile: + 61 407 033 909

Europe, Middle East and Africa	Europe, Middle East and Africa

Neil Burrows	James Bell
Tel: +44 20 7802 7484 Mobile: +44 7786 661 683	Tel: +44 20 7802 7144 Mobile: +44 7961 636 432

Americas	Americas

Judy Dane	Brian Massey
Tel: +1 713 961 8283 Mobile: +1 713 299 5342	Tel: +1 713 296 7919 Mobile: +1 832 870 7677

BHP Group Limited ABN 49 004 028 077
LEI WZE1WSENV6JSZFK0JC28
Registered in Australia
Registered Office: Level 18, 171 Collins Street
Melbourne Victoria 3000 Australia
Tel +61 1300 55 4757 Fax +61 3 9609 3015

The BHP Group is headquartered in Australia

BHP Record first half earnings Half year ended 31 December 2021 Mike Henry Chief Executive Officer Escondida

Disclaimer The information in this presentation is current as at 15 February 2022. It is in summary form and is not necessarily complete. It should be read together with the BHP Results for the half year ended 31 December 2021. Forward-looking statements This presentation contains forward-looking statements, including statements regarding: trends in commodity prices and currency exchange rates; demand for commodities; production forecasts; plans, strategies and objectives of management; closure or divestment of certain assets, operations or facilities (including associated costs); anticipated production or construction commencement dates; capital costs and scheduling; operating costs and shortages of materials and skilled employees; anticipated productive lives of projects, mines and facilities; provisions and contingent liabilities; and tax and regulatory developments. Forward-looking statements may be identified by the use of terminology, including, but not limited to, ‘intend’, ‘aim’, ‘project’, ‘anticipate’, ‘estimate’, ‘plan’, ‘believe’, ‘expect’, ‘may’, ‘should’, ‘will’, ‘would’, ‘continue’, ‘annualised’ or similar words. These statements discuss future expectations concerning the results of assets or financial conditions, or provide other forward-looking information. The forward-looking statements are based on the information available as at the date of this presentation and/or the date of the Group’s planning processes or scenario analysis processes. There are inherent limitations with scenario analysis and it is difficult to predict which, if any, of the scenarios might eventuate. Scenarios do not constitute definitive outcomes for us. Scenario analysis relies on assumptions that may or may not be, or prove to be, correct and may or may not eventuate, and scenarios may be impacted by additional factors to the assumptions disclosed. Additionally, forward-looking statements in this release are not guarantees or predictions of future performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, and which may cause actual results to differ materially from those expressed in the statements contained in this release. BHP cautions against reliance on any forward-looking statements or guidance, particularly in light of the current economic climate and the significant volatility, uncertainty and disruption arising in connection with COVID-19. For example, our future revenues from our assets, projects or mines described in this release will be based, in part, upon the market price of the minerals, metals or petroleum produced, which may vary significantly from current levels. These variations, if materially adverse, may affect the timing or the feasibility of the development of a particular project, the expansion of certain facilities or mines, or the continuation of existing assets. Other factors that may affect the actual construction or production commencement dates, costs or production output and anticipated lives of assets, mines or facilities include our ability to profitably produce and transport the minerals, petroleum and/or metals extracted to applicable markets; the impact of foreign currency exchange rates on the market prices of the minerals, petroleum or metals we produce; activities of government authorities in the countries where we sell our products and in the countries where we are exploring or developing projects, facilities or mines, including increases in taxes; changes in environmental and other regulations; the duration and severity of the COVID-19 pandemic and its impact on our business; political uncertainty; labour unrest; and other factors identified in the risk factors discussed in BHP’s filings with the U.S. Securities and Exchange Commission (the ‘SEC’) (including in Annual Reports on Form 20-F) which are available on the SEC’s website at www.sec.gov. Except as required by applicable regulations or by law, BHP does not undertake to publicly update or review any forward-looking statements, whether as a result of new information or future events. Past performance cannot be relied on as a guide to future performance. Presentation of data Unless specified otherwise: variance analysis relates to the relative performance of BHP and/or its operations during the half year ended 31 December 2021 compared with the half ended 31 December 2020; operations includes operated assets and non-operated assets; total operations refers to the combination of continuing and discontinued operations; continuing operations refers to data presented excluding the impacts of Onshore US from the 2017 financial year onwards and excluding Petroleum from the 2021 financial year onwards; copper equivalent production based on 2021 financial year average realised prices; references to Underlying EBITDA margin exclude third party trading activities; data from subsidiaries are shown on a 100 per cent basis and data from equity accounted investments and other operations is presented, with the exception of net operating assets, reflecting BHP’s share; medium term refers to our five year plan. Queensland Coal comprises the BHP Mitsubishi Alliance (BMA) asset, jointly operated with Mitsubishi, and the BHP Mitsui Coal (BMC) asset, operated by BHP. Numbers presented may not add up precisely to the totals provided due to rounding. All footnote content (except in the Annexures) is contained on slide 24. Alternative performance measures We use various alternative performance measures to reflect our underlying performance. For further information please refer to alternative performance measures set out on pages 62 - 76 of the BHP Results for the year ended 31 December 2021. No offer of securities Nothing in this presentation should be construed as either an offer or a solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, in any jurisdiction, or be treated or relied upon as a recommendation or advice by BHP. No offer of securities shall be made in the United States absent registration under the U.S. Securities Act of 1933, as amended, or pursuant to an exemption from, or in a transaction not subject to, such registration requirements. Reliance on third party information The views expressed in this presentation contain information that has been derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. This presentation should not be relied upon as a recommendation or forecast by BHP. BHP and its subsidiaries In this presentation, the terms ‘BHP’, the ‘Company’, the ‘Group’, ‘our business’, ‘organization’, ‘Group’, ‘we’, ‘us’ and ‘our’ refer to BHP Group Limited, BHP Group Plc and, except where the context otherwise requires, their respective subsidiaries set out in note 13 ‘Related undertaking of the Group’ in section 5.2 of BHP’s Annual Report and Form 20-F. Those terms do not include non-operated assets. This presentation includes references to BHP’s assets (including those under exploration, projects in development or execution phases, sites and closed operations) that have been wholly owned and/or operated by BHP and that have been owned as a joint venture operated by BHP (referred to as ‘operated assets’ or ‘operations’) during the period from 1 July 2021 to 31 December 2021. Our functions are also included. BHP also holds interests in assets that are owned as a joint venture but not operated by BHP (referred to in this release as ‘non-operated joint ventures’ or ‘non-operated assets’). Our non-operated assets include Antamina, Cerrejón, Samarco, Atlantis, Mad Dog, Bass Strait and North West Shelf. Notwithstanding that this presentation may include production, financial and other information from non-operated assets, non-operated assets are not included in the Group and, as a result, statements regarding our operations, assets and values apply only to our operated assets unless otherwise stated. References in this release to a ‘joint venture’ are used for convenience to collectively describe assets that are not wholly owned by BHP. Such references are not intended to characterise the legal relationship between the owners of the asset. Financial results 15 February 2022 2 BHP

BHP Financial results Half year ended 31 December 2021 Mike Henry Chief Executive Officer Olympic Dam

Continued strong performance Record results despite a challenging backdrop Fatality free for the third consecutive year Strong performance at WAIO and Petroleum Record first half earnings and strong shareholder returns Cost control and capital discipline maintained, new net debt range Portfolio changes on track, unification completed Note: WAIO – Western Australia Iron Ore. Financial results 15 February 2022 4 BHP

H1 FY22 operational highlights

We were safe, more reliable and delivered solid production despite a challenging operating environment

Safety	Production	Unit costs
Zero fatalities HPI ↓ 10% compared to FY21[1]	**A strong half** guidance unchanged for iron ore, copper, energy coal and nickel; met coal lowered on weather and labour constraints	**Disciplined cost control** on track at WAIO and Escondida; Queensland Coal guidance increased on lower volumes

Operational excellence	Portfolio changes	Major projects
Improved performance offset impacts of adverse weather and COVID-19 related labour constraints	**On track** Cerrejón exit completed; BMC exit announced, early stage options added; Petroleum merger progressing	**Progressing** Jansen Stage 1 has commenced contract awards; SGO requires plant design modifications to increase recoveries

Notes: WAIO – Western Australia Iron Ore; BMC – BHP Mitsui Coal; SGO – Spence Growth Option.

Financial results
15 February 2022
5
BHP

H1 FY22 financial highlights Higher shareholder returns enabled by a strong set of results Earnings per share 211 US cps 77%, on a total operations basis EBITDA margin 64% 4% points Free cash flow US$8.5 bn 43% Net debt US$6.1 bn 49% Shareholder returns 150 US cps interim dividend determined, payout ratio of 78% ROCE 42.9% 14.6% points Note: All comparisons, unless otherwise stated, are against H1 FY21 on a continuing operations basis. Financial results 15 February 2022 6 BHP

H1 FY22 social value and sustainability highlights We have made significant progress across our goals and targets Operational GHG emissions 16% since H1 FY21, on track to reduce by at least 30% by FY302 Climate Transition Action Plan >85% support for our Say on Climate vote, includes our net zero by 2050 Scope 3 goal3 Freshwater withdrawal 3% annualised compared to FY21, on track to meet our FY22 target reduction of 15%4 Inclusion and diversity 30.6% female representation across Group 0.8% points since H2 FY21 Community contribution 202 partners funded across 10 countries in H1 FY22 to support community development Standards and traceability Copper Mark awarded for Escondida, Spence and Olympic Dam Financial results 15 February 2022 7 BHP

BHP Financial results Half year ended 31 December 2021 David Lamont Chief Financial Officer Western Australia Iron Ore

Financial performance Operational excellence supported EBITDA margin of 64%(i), ROCE of 43%(i), strong earnings per share and record interim dividend Summary income statement H1 FY22 % change (US$ billion) Continuing Operations Underlying EBITDA 18.5 † 33% Underlying EBITDA margin 64% Underlying EBIT 15.6 † 37% Adjusted effective tax rate5 30.2% Adjusted effective tax rate incl. royalties5 37.2% Underlying attributable profit 9.7 † 57% Underlying basic earnings per share 192.0 US cps † 57% Total Operations Underlying attributable profit 10.7 † 77% Net exceptional items (1.2) Attributable profit 9.4 Underlying basic earnings per share 211.2 US cps † 77% Dividend per share 150 US cps † 49% Financial results 15 February 2022 Strong earnings delivery(ii) (US cents per share) Underlying basic EPS (H1) Underlying basic EPS (H2) (i) Presented on a continuing operations basis. (ii) Presented on a total operations basis. 250 150 100 50 0 FY18 FY19 FY20 FY21 FY22

Group EBITDA waterfall Solid underlying performance and strong cost control but inflation an increasing headwind Underlying EBITDA variance (US$ billion) External US$5.7 billion H1 FY21 Price 6 Foreign exchange Inflation 7 Sub-total Volumes Other 8 H1 FY22 Financial results 15 February 2022 Controllable US$(1.1) billion 20 15 10 5 0 13.9 5.7 0.6 (0.6) Inflationary pressures by category (US$bn) 0.2 (0.1) (0.4) (0.7) Diesel Acid Other9 19.6 (1.0) (0.1) 18.5

Segment performance

Strong cost control delivered despite impacts of inflation, weather and COVID-19

Iron ore

EBITDA:	US$11.2 bn
EBITDA margin:	71%
WAIO unit cost[10]:	US$16.15/t ✓
WAIO C1 unit cost[11]:	US$14.74/t

Copper

EBITDA:	US$4.3 bn
EBITDA margin:	62%
Escondida unit cost[10]:	US$1.29/lb ✓

Metallurgical coal

EBITDA:	US$2.2 bn
EBITDA margin:	51%
Queensland Coal unit cost[10]:	US$91.39/t

Nickel

- 14% EBITDA margin
- Delivered first crystals from Kwinana Nickel Sulphate plant
- Partnership to build 2 solar farms and a battery storage facility

Potash

- Jansen Stage 1 sanctioned in August 2021
- Shafts 98% complete, Jansen Stage 1 ~3% complete
- US$1.2 bn in contracts awarded to date

Petroleum

- Held for sale
- Woodside merger effective date 1 July 2021
- Unit cost US$10.51/boe ✓
- US$2.9 bn EBITDA (treated as discontinued operations)

✓ Represents unit costs for H1 FY22 that were within or better than the FY22 guidance range at guidance exchange rates[16]. Queensland Coal unit cost guidance was restated reflecting lower expected volumes for the full year as a result of significant weather and labour constraints.

Financial results
15 February 2022
11
BHP

Continued capital allocation discipline Maintaining our commitment to the Capital Allocation Framework and a strong balance sheet with revised net debt target range H1 FY22 Operating Capital productivity productivity Net operating cash flow Maintenance capital Strong balance sheet Minimum 50% payout ratio dividend Excess cash Balance Additional Organic Acquisitions/ 11 Buy-backs sheet dividends development (Divestments) Shareholder Flexibility to allocate capital within our Capital Allocation returns Framework towards shareholder returns Portfolio Support the transition of the Petroleum changes exit and coal divestments Net Debt Target Range of US$5–15bn through the cycle Future Flexibility to pursue options in future options facing commodities Manage Mitigates trade and macroeconomic factors, market uncertainty uncertainty and Samarco liabilities Financial results 15 February 2022

Framework promotes discipline in all capital decisions Embedded approach towards evaluation of both internal projects and potential external growth options H1 FY22 Operating Capital productivity productivity Net operating cash flow Maintenance capital(i) Strong balance sheet Minimum 50% payout ratio dividend Excess cash Balance Additional Organic Acquisitions/ 11 Buy-backs (i) sheet dividends development (Divestments) Note: NPV: Net Present Value; ROCE: Return on average capital employed; IRR: Internal Rate of Return. (i) Includes capital spend for decarbonisation and Social value investments. Financial results 15 February 2022 Evaluation approach Valuation multiple Base Cash returns value and buy-backs NPV Capital ROCE Efficiency Ratio IRR and payback Maximise Social value value and objectives returns Margin Commodity balance Risk metrics Net operating cash flow Op Free Decarbonisation cash flow and Social value metrics

BHP Business update Half year ended 31 December 2021 Mike Henry Chief Executive Officer Olympic Dam

Opportunity amid complex environment BHP is ready to navigate the opportunities and challenges confronting us in the near term Two years into the pandemic, the general macro climate is complex as are the conditions specific to the resources sector Financial results 15 February 2022 Viral uncertainty Geopolitical risk Demand Inflation Supply is strong is here is patchy Structural Cyclical policy economic change is adjusting Decarbonisation Megatrends ambitions hardening accelerating Resource and Sectoral Social Value economic nationalism decarbonisation expectations Tight markets Raw material linked Scarcity of quality and fly-up pricing cost inflation development options Positive for BHP Opportunities to outcompete

Longer term: power of scale and compound growth Population growth, decarbonisation and rising living standards will drive demand for energy, metals and fertilisers for decades Population growth 7.7 billion 2030 8.5 billion 2050 ~ 10 billion of which urban 4.3 billion 2030 5.2 billion 2050 ~ 7 billion creates new demand (world GDP nominal US$*) 87 trillion 2030 161 trillion 2050 ~ 400 trillion including for capex (world capex nominal US$*) 23 trillion 2030 37 trillion 2050 ~ 80 trillion *Note: Corresponding PPP (real 2011) levels in 2050 are ~ $300 trillion for GDP and ~ $60 trillion for capex. 2019 has been used as the baseline given the impacts of COVID-19 in 2020 and 2021. Historical data from the United Nations and International Monetary Fund. Financial results 15 February 2022

Delivering on our objectives

We continue with the implementation of strategic priorities

A clear vision for our portfolio

Assets that are large, long-life, with steep cost curves, have optionality and are in large markets.

Focus on increasing exposure to future facing commodities leveraged to global mega trends.

✓ Delivered

- ✓ Increasing exposure to future facing commodities
  - Jansen S1 sanctioned
  - Exploration and early stage entry options added
- ✓ Divestments of Cerrejón
- ✓ Unified corporate structure

… Continued progress

- Merger of Petroleum with Woodside
- Review process for NSWEC continues
- Exploration focussed on new search spaces globally
- Completion of announced BMC sale

Maximising value and returns

Underpinned by continued operational excellence, creation of social value, disciplined execution of capital and capturing high return growth opportunities.

✓ Delivered

- ✓ Productivity unlocked incremental volumes
- ✓ Disciplined project execution (South Flank, Jansen S1)
- ✓ Partnerships with steelmakers to help lower value chain emissions (BAOWU, JFE, HBIS, POSCO)
- ✓ >US$22 bn returned to shareholders in 18 months
- ✓ Reiterating CAF commitment with new net debt range

… Continued progress

- Harnessing technology and innovation to bring resource to market sooner
- Exploring options to better utilise installed latent capacity
- Assessing internal options for returns and optionality

Financial results
15 February 2022
17
BHP

Social value embedded in our approach Delivering on our commitment to ESG Environmental Committed to material positive impact on the environment in our sector • Climate Change • Water stewardship • Biodiversity • Tailings management • Closure Social Supporting community development, engagement and growth • Community relationships • Gender balance • Human rights • Cultural heritage • Health and safety Governance Committed to accountability, disclosure and performance • Transparency • Executive remuneration • Board diversity • Embedded in systems and processes Financial results 15 February 2022

Sector leading assets across our commodities We are actively managing our portfolio for long-term value creation through the cycle Maximising value Iron ore Lowest cost major globally12, no new hubs needed for at least a decade Metallurgical coal Petroleum World class resource with high-quality coals that benefits from sustained Creation of a global top 10 price differentials independent energy company by production Increasing exposure to future facing commodities Copper Energy & lower quality met coal Growth at some of the largest13, most sustainable copper mines globally Sale of Cerrejón completed Sale of BMC announced NSWEC review process continues Nickel Options to grow from the second largest nickel sulphide resource globally Potash Developing a high-margin asset with embedded optionality Exploration Adding potential growth options across our commodities Financial results 15 February 2022 19

Woodside and Petroleum merger on track

High-quality, complementary portfolios combining high-margin oil and long-life LNG

Global top 10 independent energy producer[14]

(FY21 production, MMboe)


300
200
100
0
Combined
BHP
Woodside

Merger milestones and timeline


November 2021
Signed a binding share sale agreement (SSA)
Q2 CY22
Woodside shareholder vote on the transaction
Ongoing
Regulatory approvals
Q2 CY22
Expected transaction closure

US$400m+ of estimated annual synergies

- **Operations:** implement best practices from the joint portfolio
- **Growth opportunities:** prioritise the highest return options
- **Exploration:** focus on high-quality prospects
- **Marketing:** explore leveraging increased scale to improve shipping utilisation and increase optimisation opportunity
- **Corporate:** optimise organisational design for the merged business

Note: synergies represent 100% basis, pre-tax.

Strong half year Petroleum performance

- Strong underlying operational performance amplified by higher prices
- Achieved unit cost of US$10.82/boe at exchange rate of AUD/USD 0.78
- Completed Ruby on schedule and budget
- Major projects advancing to plan: Shenzi North, Trion, Scarborough
- Calypso appraisal drilling completed – hydrocarbons encountered

Financial results
15 February 2022
20
BHP

Levers to deliver value growth

Increasing options through productivity, internal resources and external opportunities across varying time horizons

Organic opportunities

- **Escondida Brownfield Options** (Copper)
- **Spence Brownfield Options** (Copper)
- **Olympic Dam Growth** (Copper)
- **Oak Dam** (Copper)
- **Antamina Life Extension** (Copper)
- **Nickel West Expansion** (Nickel)
- **WAIO Growth** (Iron ore)
- **Jansen Stage 2-4** (Potash)
- **Queensland Coal Growth** (Metallurgical coal)
- **Resolution** (Copper)

Creating new opportunities

Exploration

Including:

- Encounter Resources (Copper)
- Midland Exploration (Nickel)
- Luminex Resources (Copper)
- Riverside Resources (Copper)

Technology & Innovation

Including:

- Autonomous haulage
- Primary sulphide leaching
- Increasing automation and machine learning
- BHP Ventures

Early stage entry

Including:

- SolGold (Copper)
- Kabanga (Nickel)

M&A

- Value-accretive M&A

Financial results
15 February 2022

21

BHP

Investment proposition We grow shareholder value through operational excellence, optimal allocation of capital and sustainably creating high returns Operational excellence World class assets Continuous improvement in culture and capabilities Successful project delivery Disciplined capital allocation Strong balance sheet Embedded Capital Allocation Framework Pipeline of organic opportunities Value and returns Sustainability and social value industry leadership Increasing exposure to future facing commodities Exceptional shareholder returns Financial results 15 February 2022 22

BHP Appendix

Footnotes 1. Slide 5: Zero fatalities at our operated assets. High-potential injuries (HPI) are recordable injuries and first aid cases where there was the potential for a fatality. 2. Slide 7: From FY20 baseline (15.9 Mt CO2-e), which will be adjusted for any material acquisitions and divestments based on GHG emissions at the time of the transaction. Carbon offsets will be used as required. 3. Slide 7: Refer to the BHP Climate Transition Action Plan 2021, available at bhp.com/climate, for the essential context, definitions, assumptions and drivers for BHP’s new Scope 3 goal and targets (stated in full in section 1 of the Climate Transition Action Plan) 4. Slide 7: From FY17 baseline. In FY17, our fresh water withdrawals were 156.1 GL (on an adjusted basis, excluding Onshore US). The FY17 baseline data has been adjusted to account for: the materiality of the strike affecting water withdrawals at Escondida in FY17 and improvements to water balance methodologies at WAIO and Queensland Coal and exclusion of hypersaline, wastewater, entrainment, supplies from desalination and Discontinued operations (Onshore US assets) in FY19 and FY20. 5. Slide 9: Adjusted effective tax rate and Adjusted effective tax rate incl. royalties: excludes the influence of exchange rate movements and exceptional items. 6. Slide 10: Price: net of price-linked costs. 7. Slide 10: Inflation: includes CPI increases across the cost base, and further price increases for consumable costs including diesel, sulphuric acid, and other. Other includes consumable materials and explosives. 8. Slide 10: Other includes controllable cash costs relating to COVID-19 of US$154 million, costs relating to the ramp up of South Flank, and end-of-negotiation workforce bonus payments at Escondida. This is offset in part by higher freight rates for consecutive voyage charter (CVC) voyages on-charged to the businesses and higher average realised sales prices received by Antamina, partially offset by the write-off of iron ore dormant stockpiles. 9. Slide 10: Other inflation includes CPI exclusive of any CPI relating to diesel and acid. 10. Slide 11: Average realised exchange rates for H1 FY22 of AUD/USD 0.73 (guidance rate AUD/USD 0.78) and USD/CLP 798 (guidance rate USD/CLP 727). 11. Slide 11: WAIO C1 cost: excludes royalties (government and third party royalties), exploration expenses, depletion of production stripping, demurrage, exchange rate gains/losses, net inventory movements and other income. 12. Slide 19: Based on published unit costs by major iron ore producers, as reported at 30 June 2021. 13. Slide 19: Based on production. 14. Slide 20: Peer group comprises: Aker BP, Apache, Cabot, Canadian N.R, Cenovus, Cimarex, ConocoPhillips, Continental Resources, Devon, Diamondback, EOG, EQT, Hess, Inpex, Lundin, Marathon, Murphy, Occidental, Ovintiv, Pioneer, Santos, Suncor. Pro-forma used for Cabot / Cimarex and Santos / Oil Search proposed mergers. Excludes NOCs and large international integrated oil companies. Financial results 15 February 2022 24

Social value scorecard

We are making good progress on our social value commitments

Category[1]	Key indicators	H1 FY22	FY21	H2 FY21	H1 FY21	FY20	Target
Safety and Health	Fatalities	0	0	0	0	0	Zero work-related fatalities
	High Potential Injury (HPI) frequency (per million hours worked)	0.18	0.20	0.20	0.20	0.24	Year-on-year improvement of our HPI frequency
	Total Recordable Injury Frequency (TRIF) (per million hours worked)	3.8	3.7	3.7	3.6	4.2	Year-on-year improvement in TRIF
Decarbon-isation	Operational greenhouse gas (GHG) emissions (Mt CO_2-e)	6.8	16.2	8.0	8.2	*15.9*	Maintain FY22 operational GHG emissions at or below FY17 levels[2,3], while we continue to grow our business and reduce emissions by at least 30% from FY20 levels[3] by FY30
	Value chain emissions – steelmaking	✓	✓	✓	✓	-	2030 goal to support industry to develop technologies and pathways capable of 30 per cent emissions intensity reduction in integrated steelmaking, with widespread adoption expected post-2030
	Value chain emissions – maritime transportation	✓	✓	✓	✓	-	2030 goal to support 40 per cent emissions intensity reduction of BHP-chartered shipping of our products
Environment	Fresh water withdrawals (GL)	55.3	113.5	60.9	52.6	127.0	Reduce FY22 fresh water withdrawal by 15% from FY17 levels[4]
Indigenous	Australia Indigenous workforce participation (%)	8.0	7.2	7.2	6.7	6.5	Aim to achieve 8.0% by the end of FY25
	Chile Indigenous workforce participation (%)	8.5	7.5	7.5	6.8	6.6	Aim to achieve 10.0% by the end of FY26
	Canada Potash Indigenous workforce participation (%)	13.7	*13.7*	*13.7*	12.8	15.0	Aim to achieve 20.0% by the end of FY27
I&D	Female workforce representation (%)	30.6	29.8	29.8	27.4	26.5	Aspirational goal for gender balance by the end of FY25
Community	Social investment (US$m)	46.9	174.8	144.3	30.5	149.6	No less than one per cent of pre-tax profit (three-year rolling average)
	Local procurement spend (US$m)	1,172	2,176	1,064	1,112	1,922	Support the growth of local businesses in the regions where we operate

1. All data points are presented on a total operations basis. All data points are subject to non-financial assurance reviews. Some previously reported data points have been re-stated as a result of audit and assurance reviews completed subsequent to release of information or reclassification. Re-stated figures are shown in italics.
2. In FY17, our operational GHG emissions were 14.6 Mt CO_2-e (excluding Onshore US). Greenhouse gas emissions are subject to final sustainability assurance review.
3. FY17 and FY20 baselines will be adjusted for any material acquisitions and divestments based on GHG emissions at the time of the transaction. Carbon offsets will be used as required. FY17 baseline is on a continuing operations basis and has been adjusted for divestments.
4. In FY17, our fresh water withdrawals were 156.1 GL (on an adjusted basis, excluding Onshore US). The FY17 baseline data has been adjusted to account for: the materiality of the strike affecting water withdrawals at Escondida in FY17 and improvements to water balance methodologies at WAIO and Queensland Coal and exclusion of hypersaline, wastewater, entrainment, supplies from desalination and Discontinued operations (Onshore US assets) in FY19 and FY20.
5. In FY16 our female representation was at 17.6%.

Financial results
15 February 2022

25

BHP

BHP Foundation

Determined to contribute to a sustainable future

Overview

- A charitable organisation solely funded by BHP but operates independently
- Applies 'philanthropic venture capital' approach to pioneer bold new solutions to some of the world's most pressing sustainable development challenges
- Since 2014 the Foundation has committed US$340 m with over 40 world-leading organisations currently implementing 32 projects across 49 countries

Global Focus Areas

- Natural Resource Governance
- Environmental Resilience
- Education Equity

Key Country Programs

Australia: Indigenous governance; harnessing the potential of young people

Chile: harnessing the potential of young people; community resilience and strengthening decision-making capability

Canada: harnessing the potential of Indigenous youth; water stewardship

USA: harnessing the potential of young people; self-determination for Native Americans; water stewardship

Outcomes and Impact

Changing women's lives
70,000 of the world's most marginalised women receiving access to a second chance education, including upskilling 10,000 nurses and assistants in India to support COVID relief

Creating economic opportunities
Pioneering solar energy based solutions to create new businesses that directly benefited the livelihoods of 1,300 people in low-income communities of remote regions in northern Chile

Enhancing STEM engagement
Across Australia 23,900 Indigenous students, 2,700 teachers and 600 schools engaged through a culturally appropriate STEM education project

Equipping teachers to make impactful decisions
Development of the world's largest education evidence database informing teachers about interventions with the best outcomes for students

World's largest Indigenous-led conservation network
Spanning over 35% of the Australian continent to keep Australia's deserts healthy for the benefit of future generations

Tackling the digital divide for students in Chile
Established a Digital Education Network to develop technology and tools to support students and teachers adapt - 900,000 beneficiaries to date

Financial results
15 February 2022
26
BHP

Petroleum merger mechanics Merger with Woodside provides choice and delivers benefits for BHP shareholders New Woodside shares, representing 48% of the enlarged share capital of Woodside, will be distributed to BHP shareholders. The number of new shares issued on completion will be adjusted to reflect shares issued by Woodside under its Dividend Reinvestment Plan after the effective date of 1 July 2021. Woodside is pursuing a standard listing on the LSE and an ADR program on the NYSE in addition to its existing primary listing on the ASX. Subject to satisfaction of conditions precedent including approval by Woodside shareholders, completion expected in Q2 CY22. 15 February 2022 27

Petroleum performance and plans

Continued operational excellence while progressing competitive pipeline of growth options

Petroleum has a strong record of performance and results…

- Strong safety performance, growing production base, and good cost discipline despite impacts from COVID-19
- Advancing sanctioned projects, with Major projects on track
  - Ruby completed ahead of schedule and on budget
  - Shenzi North and Scarborough sanctioned in H1 FY22
  - Mad Dog Phase 2 targeting first production from mid-CY22
  - Trion advanced through Gate 2 and achieved several commercial milestones, progressing readiness for a Final Investment Decision from mid-CY22

…and a competitive suite of growth projects with future optionality

- Continuing to progress exploration and appraisal discoveries
  - Calypso (T&T North) appraisal drilling completed in H1 FY22, encountering hydrocarbons and informing development plans
  - Currently drilling Wasabi in the Central Gulf of Mexico
  - Advancing and de-risking Wildling, progressed into FEED in December 2021
- Progressing strategic partnerships in the Central and Western GoM, and enhancing portfolio optionality in Egypt

Value accretive production potential over the medium term[1]
(Production, MMboe)



150
100
50
0
FY21
FY22e
FY23e
FY24e
FY25e
FY26e
Unsanctioned Projects
Sanctioned Projects
Base Production

1. Per BHP Petroleum Base Plan.

High-return options with near term FID for large growth projects



CY2021
2022
2023
2024
2025
2026
2027
2028
Sanctioned
Mad Dog Ph2
Pyrenees Ph4
GWF3 / Lambert Deep
Shenzi SSMPP
Shenzi North
Scarborough
Unsanctioned
Trion
Wildling
Atlantis MFX
Mad Dog WI
Calypso
FID
FID range
First production range

Financial results
15 February 2022

28

BHP

Jansen S1 awards first major contracts

Project progressing to plan, well-scoped capital budget

Early progress

- Jansen S1 US$5.7 bn (C$7.5 bn) project is 3% complete following August 2021 sanction
- ~US$1.2 bn in contracts awarded so far, covering the port, underground mining systems and other shaft and surface construction activities
- Port Engineering, Procurement and Construction Management (EPCM) contractor awarded
- Shaft project 98% complete

Contingencies built in

- ~55% of engineering has been completed
- >50% of procurement agreements have been executed
- Exposure to supplied and fabricated steel is ~US$200 m

Investment spend profile
(US$ billion)


1.6
1.2
0.8
0.4
0.0
FY22
FY23
FY24
FY25
FY26
FY27
FY28
Existing approved spend
Jansen S1 Investment

Capital cost breakdown of Jansen S1
(US$5.7 billion, %), 85% Canadian dollars


Mining
Processing
Logistics
20%
34%
46%

Cash cost breakdown of Jansen S1
(~US$100/t FOB Vancouver, %)


Mining
Processing
Logistics
Other
19%
19%
26%
36%

Note: FOB – Free On Board.

Financial results
15 February 2022

29

BHP

Technology driving smarter operations

Technology is a key lever for BHP to improve safety, increase production and reduce costs

Data automation

~$1 bn

value unlocked by 5 Digital Centres established since early 2021

Innovation

Leaching

CPY[1] and ripios[2] could unlock latent capacity at Escondida and Spence, plans to implement them underway

Fleet Automation

~200

autonomous trucks operating globally across 6 sites, announced implementation at South Flank

Minerals systems

~100

years of legacy exploration data has been re-assessed through machine learning to create new search targets

Decarbonisation

Partnership

with Komatsu's GHG Alliance to develop commercially viable zero-greenhouse gas emissions haul trucks

1. CPY is chalcopyrite.
2. Spent ore.

Financial results
15 February 2022
30
BHP

Samarco and Renova Foundation

Renova accelerates remediation, compensation spend to R$19.6 billion; restart of Samarco made significant regional contribution

Compensation

- Indemnification and financial assistance payments more than doubled in last 12 months to R$8.7 billion (~US$1.8 billion)
- ~370,000 people have received indemnification payments, including ~51,200 payments through Novel System since August 2020
- Preparation for Candonga Hydroelectric Power Plant restart progressing to plan



Resettlement

- 128 resettlement cases across the region completed, with a further 176 in progress
- Public infrastructure works are 95% complete at Bento Rodrigues, including 70,000sqm of roads
- R$1.95 billion (US$ 0.4 billion) spent on resettlement



Samarco

- Restart in December 2020 has created ~9,000 direct and indirect jobs and generated ~R$1.1 billion in taxes in CY21
- Forca Local (Local Strength) program: Samarco has spent over R$296 million with local suppliers across Minas Gerais and Espirito Santo in CY21
- Germano Dam decommissioning program progressing, with non-conventional tailings solutions outperforming approved design targets



Note: Compensation payments are as at 31 December 2021, "more than doubled" is compared to total indemnification and financial aid payments made by Renova as at February 2021. Total R$8.7 billion in indemnification and financial aid paid includes "Novel System" payments. R$8.7 billion is approximately US$1.8 billion at weighted average actual transactional (historical) exchange rates related to Renova funding.
R$1.95 billion invested in resettlement is since July 2021. R$1.1 billion in taxes includes those taxes generated from Samarco's value chain activities.

Financial results
15 February 2022
31
BHP

Continued capital allocation discipline

Our balance sheet is strong


H1 FY22
(on a continuing basis)
Operating productivity
Capital productivity
Net operating cash flow
US$11.5bn
Maintenance capital
US$1.1 bn
Strong balance sheet
✓
Minimum 50% payout ratio dividend
US$5.5bn
Excess cash
US$3.5 bn
Includes net cash outflow of US$1.4 bn
Balance sheet
US$(2.9) bn
Additional dividends11
US$4.6 bn
H2 FY21
Buy-backs
US$0.0 bn
Organic development
US$1.8 bn
• US$1.5 bn improvement
• US$0.0 bn latent capacity
• US$0.2 bn major projects
• US$0.1 bn exploration
Acquisitions/ (Divestments)
US$0.0 bn

Note: Excess cash includes total net cash outflow of US$1.4 billion (HY21: US$1.1 billion) which comprises dividends paid to non-controlling interests of US$1.3 billion (HY21: US$0.8 billion); net investment and funding of equity accounted investments of US$0.2 billion (HY21: US$0.4 billion) and an adjustment for exploration expenses of US$(0.1) billion (HY21: US$(0.1) billion) which is classified as organic development in accordance with the Capital Allocation Framework.

Financial results
15 February 2022
32
BHP

Return on Capital Employed Record ROCE of 42.9% for H1 FY22 on a continuing basis ROCE ROCE by asset H1 FY22 (%) (%) 50 80 Antamina2 45 50 40 35 40 30 WAIO1 30 Escondida QCoal 25 Nickel West 20 20 15 10 Pampa 10 Norte Olympic Dam Potash 50 (10)FY18 FY19 FY20 FY21 FY22 0 10 20 30 40 50 Half year results (total) Full year results (total) Half year results (continuing) Average capital employed (US$ billion) Note: ROCE represents profit after tax excluding exceptional items and net finance costs (after tax), which are 1. WAIO ROCE truncated for illustrative purposes. annualised for half year results, divided by average capital employed. Average capital employed is net assets less net 2. Antamina: average capital employed represents BHP’s equity interest. debt for the last two reporting periods. Note: NSWEC ROCE is distorted by negative capital employed due to the rehabilitation provision being the primary balance remaining on Balance Sheet following previous impairments. Financial results 15 February 2022 33 BHP

Balance sheet Net debt of US$6.1 billion and gearing of 10.0% Movements in net debt Debt maturity profile3 (US$ billion) (US$ billion) 8 8 0.5 6.1 1.3 6 (0.1) 4.1 (9.7) 10.0 6 4 2 4.1 4 0 (2) 2 (4) (6) 0 (8) FY22 FY23 FY24 FY25 FY26 FY27 FY28 FY29 FY30 Post FY21 Free cash flow1 Dividends paid Dividends paid Lease Other H1 FY22 2 FY31 to NCI additions movements US$ Euro Sterling C$ Bonds4 Bon ds4 Bonds4 Bonds Subsidiaries 34% 26% 21% 5% 14% % of portfolio Capital mark ets 86% Asset financing 14% 1. Free cash flow is presented on a total operations basis. 2. NCIs: dividends paid to non-controlling interests of US$1.3 billion predominantly relate to Escondida. 3. Debt maturity profile: all debt balances are represented in notional USD inception values and based on financial years; as at 31 December 2021; subsidiary debt is presented in accordance with IFRS 10 and IFRS 11. 4. Debt maturity profile: includes hybrid bonds (7.5% of portfolio: 2% in Euro, 5.5% in Sterling) with maturity shown at first call date. Financial results 15 February 2022 34 BHP

BHP guidance Group (Continuing Operations) FY22e Capital and exploration expenditure (US$bn) 6.5 Cash basis. Including: Maintenance 2.8 Maintenance: Includes non-discretionary capital expenditure to maintain asset integrity, reduce risks, and meet compliance requirements. Also includes capitalised deferred development and production stripping (FY21: US$0.8b; FY22e: US$0.8b). Improvement 2.8 Latent capacity 0.1 Includes WAIO to 290 Mtpa Growth Projects 0.6 Includes Jansen and Spence Growth Option. Exploration 0.2 Copper FY22e Medium term Copper production (kt) 1,590 – 1,760 Escondida: 1,020 – 1080 kt; Pampa Norte 260 -300 kt; Olympic Dam: 140- 150 kt; Antamina: 120-140 kt (zinc 115 – 130 kt). Capital and exploration expenditure (US$bn) 2.7 Includes ~US$87 million exploration expenditure. Escondida Copper production (kt, 100% basis) 1,020 – 1,080 ~1,200 ~1,200 kt represents average copper production per annum over medium term. Unit cash costs (US$/lb) 1.20 – 1.40 <1.10 Excludes freight; net of by-product credits; based on an exchange rate of USD/CLP 727. Financial results 15 February 2022 35 BHP

BHP guidance (continued) Iron Ore FY22e Medium term Iron ore production (Mt) 249 – 259 Western Australia Iron Ore: 246 – 255 Mt; Samarco 3 -4 Mt. Capital and exploration expenditure (US$bn) 2.2 Western Australia Iron Or Iron ore production (Mt, 100% basis) 278 – 288 >290 Unit cash costs (US$/t) 17.5 – 18.5 <16 Excludes freight and government royalties; based on an exchange rate of AUD/USD 0.78. Sustaining capital expenditure (US$/t) ~4.5 Medium term average; +/- 50% in any given year. Includes South Flank; Excludes costs associated with carbon abatement and automation programs. Coal FY22e Medium term Metallurgical coal production (Mt) 38 - 41 Energy coal production (Mt) 13 - 15 Capital and exploration expenditure (US$bn) 0.6 Queensland Coal Production (Mt, 100% basis) 68 – 72 Unit cash costs (US$/t) 85 - 94 Excludes freight and royalties; based on an exchange rate of AUD/USD 0.78. Sustaining capital expenditure (US$/t) ~10 Medium term average; +/- 50% in any given year. Excludes costs associated with carbon abatement and automation programs. Other FY22e Other capex (US$bn) 1.0 Includes Nickel West, Jansen and other. Including: Jansen S1 (US$m) ~430 Includes ~US$120m related to the current US$2.97bn scope of work at Jansen. Financial results 15 February 2022 36 BHP

Key Underlying EBITDA sensitivities Approximate impact1 on H2 FY22 Underlying EBITDA of changes of: US$ million US$1/t on iron ore price2 119 US$1/bbl on oil price3 18 US$1/t on metallurgical coal price 19 US¢1/lb on copper price2 19 US$1/t on energy coal price2 7 US¢1/lb on nickel price 1 AUD (US¢1/A$) operations4 57 CLP (US$0.10/CLP) operations4 14 1. EBITDA sensitivities: assumes total volume exposed to price; determined on the basis of BHP’s existing portfolio. 2. EBITDA sensitivities: excludes impact of equity accounted investments. 3. EBITDA sensitivities: excludes impact of change in input costs across the Group. 4. EBITDA sensitivities: based on average exchange rate for the period. Financial results 15 February 2022 37 BHP

BHP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited and BHP Group Plc

Date: February 15, 2022	By:	/s/ Stefanie Wilkinson
	Name:	Stefanie Wilkinson
	Title:	Group Company Secretary